Exhibit 99.8
Notice to non-assenting shareholders
Pursuant to paragraph 2 of Schedule 2 to The Takeovers Directive
(Interim Implementation) Regulations 2006 (SI 1183/2006) (the “Regulations”)
TO:
1/000334 99-. DISSENTERS PREMIUM UNDERWRITING PLC C/O DISSENTERS SECTION COMPUTERSHARE SERVICES PLC PO BOX 82 BRISTOL BS99 7NH
A takeover offer (the “Offer”) was made on 25 November 2006 by Catlin Group Limited (“Catlin”) for the entire issued and to be issued share capital of Wellington Underwriting plc (the “Company”).
Catlin has, by virtue of acceptances of the Offer, acquired or unconditionally contracted to acquire not less than nine-tenths in value of the ordinary shares of 10 pence each in the share capital of the Company to which the Offer relates (the “Shares”) and not less than nine-tenths of the voting rights carried by those Shares. Catlin hereby gives notice that it now intends to exercise its rights under paragraph 2 of Schedule 2 to the Regulations to acquire the Shares held by you.
The terms of the Offer are as set out in an offer document dated 24 November 2006 (the “Offer Document”) and provide for consideration as follows:

for each Share	35 pence in cash and 0.17 Catlin shares of US$0.0l each (“New Catlin Shares”)
The Offer continues to be open for acceptance and, if you validly accept the Offer in the manner set out in the Offer Document prior to 26 February 2007 (being the day that the Offer closes), the Shares held by you will be acquired by Catlin in accordance with the terms of the Offer, rather than under the Regulations.
As an alternative to the consideration available under the Offer, Catlin made available the Mix and Match Facility (as defined in the Offer Document). On 18 December 2006, Catlin gave notice that the Mix and Match Facility had closed. Notwithstanding this, Catlin is required to make available to those shareholders in the Company to whom this notice is being given a mix and match facility (the “Regulations Mix and Match Facility”) on substantially the same terms as the Mix and Match Facility.
If you do not accept the Offer whilst it remains open for acceptance and allow your Shares to be acquired compulsorily pursuant to the Regulations, you may (provided you are not an overseas shareholder who would be prohibited under the laws of any applicable jurisdiction from holding New Catlin Shares) prior to 26 February 2007, make an election under the Regulations Mix and Match Facility, subject to availability, to vary the proportions in which you receive New Catlin Shares and cash in respect of your holding of Shares. However, the maximum number of New Catlin Shares to be issued under the Regulations Mix and Match Facility and the maximum amount of cash to be paid out under the Regulations Mix and Match Facility will not be varied as a result of elections under the Regulations Mix and Match Facility and Catlin’s ability to satisfy any election under the Regulations Mix and Match Facility will depend on other non-assenting shareholders of the Company making offsetting elections. Accordingly, if you make an election under the Regulations Mix and Match Facility, you will not necessarily know the exact number of New Catlin Shares or the amount of cash which you will receive until settlement of the consideration to which you are entitled.
In accordance with the terms of the Offer, Catlin has determined that all of the Shares which are acquired compulsorily pursuant to the Regulations shall form a separate pool for the purposes of determining the number of New Catlin Shares and the amount of cash available to meet elections under the Regulations Mix and Match Facility. Entitlements to New Catlin Shares will be rounded down to the nearest whole number of New Catlin Shares. Fractions of New Catlin Shares will be disregarded and not issued.

If you wish to make an election under the Regulations Mix and Match Facility, you should make it in writing to Capita Registrars at the address given below and you should specify the number of Wellington Shares for which you wish to elect to receive either additional New Catlin Shares or additional cash. The Regulations Mix and Match Facility is not available to overseas shareholders who would be prohibited under the laws of any applicable jurisdiction from holding New Catlin Shares. Catlin reserves the right to arrange for the sale of New Catlin Shares to which such overseas shareholders may otherwise be entitled pursuant to the Offer or under the Regulations and to remit the cash proceeds of such sale or allotment, net of expenses, to the Company to hold on trust for such overseas shareholders instead.
If you do not accept the Offer whilst it remains open for acceptance, you should within 6 weeks of the date of this notice inform Capita Registrars in writing of any election under the Regulations Mix and Match Facility you wish to make. If you fail to make such an election or do not make an application to the Court prior to 26 February 2007, Catlin will acquire compulsorily your Shares on the basis of 35 pence in cash and 0.17 New Catlin Shares for each Share held.
NOTE: You are entitled under paragraph 6 of Schedule 2 to the Regulations to make application to the Court within 6 weeks of the date of this notice for an order either that Catlin shall not be entitled and bound to acquire your Shares or that different terms to those of the Offer shall apply to the acquisition. If you are contemplating such an action you may wish to seek legal advice.

Signed:	Date: 15 January 2007
Sir Graham Hearne
Chairman
Catlin Group Limited
If you have any enquiries regarding this notice you should contact Capita Registrars in writing at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, or by telephone on 0870 162 3121 (or, if you are calling from outside the United Kingdom, on +44 20 8639 2157). Please note that they will be unable to give you any financial advice.
The Directors of Catlin accept responsibility for the information contained in this notice. To the best of the knowledge and belief of such Directors, who have taken all reasonable care to ensure that such is the case, the information in this notice is in accordance with the facts and does not omit anything likely to affect the import of such information.